Exhibit 99.4

CERTIFICATE PURSUANT TO SECTION 2.20 OF

NATIONAL INSTRUMENT 54-101 –

COMMUNICATION WITH BENEFICIAL OWNERS OF

SECURITIES OF A REPORTING ISSUER (the “Instrument”)

I, C. Tamiko Ohta, the Vice President, Legal and Corporate Secretary of Talisman Energy Inc. (the “Company”), hereby certify for and on behalf of the Company, and not in my personal capacity and without personal liability, that, in connection with the special meeting of shareholders of the Company to be held on February 18, 2015 (the “Meeting”), the Company:

(a)                                 has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements prescribed in sections 2.9 and 2.12 of the Instrument;

(b)                                has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)                                 is relying upon Section 2.20 of the Instrument to abridge the time periods prescribed in subsection 2.2(1) of the Instrument.

DATED as of the 20th day of January, 2015.

TALISMAN ENERGY INC.

Per:	(Signed) "C. Tamiko Ohta"
	Name:	C. Tamiko Ohta
	Title:	Vice President, Legal and Corporate Secretary